sub-item 77-Mis3
Exhibit 1
Sub-Item 77E





     Prior to December 15, 1997, the Dreyfus Disciplined Stock Fund (the "Fund") consisted of "Retail" and "Institutional" classes of shares and Institutional shares were subject to a distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") (the "Prior Plan"). Under the Prior Plan, the Fund was authorized to spend up to 0.25% of its average daily net assets attributable to Institutional shares to compensate Dreyfus Service Corporation for shareholder servicing activities and the Fund's distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Institutional shares. On December 2, 1997, shareholders of the Fund's then-existing Retail shares voted to approve an amended distribution plan providing for imposition of a 0.10% fee under Rule 12b-1 (the "Amended Plan"). Effective December 15, 1997, the Amended Plan was implemented, the Fund's "Institutional" and "Retail" designations were eliminated, and the Fund became a single class fund without any separate class designations, subject to the Amended Plan. The Amended Plan allows the Fund to spend annually up 0.10% of its average daily net assets to compensate Mellon Bank, N.A. ("Mellon Bank") and its affiliates (including but not limited to The Dreyfus Corporation ("Dreyfus") and Dreyfus Service Corporation) for shareholder servicing activities and expenses primarily intended to result in the sale of Fund shares.

     On December 8, 1997, the Fund was served with a summons and complaint in a class action lawsuit filed in the United States District Court for the Southern District of New York on December 1, 1997 by two persons who claim to be holders of the Fund's former Retail shares and who purport to act on behalf of themselves and other similarly situated shareholder (the "Action"). The defendants in the Action were The Dreyfus/Laurel Funds, Inc., its Directors, the Fund, Dreyfus, Mellon Bank, Mellon Bank Corporation and the Fund's portfolio manager. The complaint in the Action asserted that the adoption of the Amended Plan with respect to the Fund's Retail shares was in violation of the 1940 Act and common law. The action sought unspecified damages. On March 29, 1999, the trial court dismissed the lawsuit with prejudice, but the plaintiffs filed an appeal. On December 23, 1999, the appeals court affirmed the dismissal and the time period for the plaintiffs to petition for further review has expired.